CLEARVIEW TRADING ADVISORS, INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2016

(1) - ORGANIZATION AND NATURE OF BUSINESS

CLEARVIEW TRADING ADVISORS, INC. (the COMPANY) was incorporated in the State of New York on October 17, 2006. It is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority, (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company is located in Manhattan, New York City. Customers are located throughout the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provides the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/ dealer, and promptly transmits all customer funds and securities to the clearing broker/ dealer. The clearing broker/ dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/ dealer.

(2) - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. The Statement establishes the FASB Accounting Standards Codification (ASC) as the single source of authoritative United States generally accepted accounting and reporting standards for non-governmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Revenue Recognition

Securities transactions and the recognition of related income and expenses are recorded on a trade date basis. Commissions and related clearing charges are also recorded on a trade basis as securities transactions occur. Consulting revenues are earned by providing technical analysis of equities. Investment banking revenues are earned by providing private placement and advisory services. Revenue is recognized when earned by fee contractor, the success of a predetermined specific event, and the income is reasonably determinable.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, Merrill Lynch. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Merrill Lynch records customer transactions on a settlement date basis, which is generally three business days after the trade date. Merrill Lynch is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contract, in which case Merrill Lynch may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Merrill Lynch is charged back to the Company.

The Company in conjunction with Merrill Lynch, controls off- balance- sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Merrill Lynch establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2016.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Property, equipment and leasehold improvements

Property and equipment is carried at cost and is depreciated over their useful lives of 5 to 7 years using the straight line method. Leasehold improvements are carried at cost and are amortized over the life of the lease.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Fair Value Measurement

FASB ASC 820 defines fair value , establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3- Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed base on the best information available in the circumstances and may include the Company's own data). The Company did not have any assets or liabilities subject to fair value measurement at June 30, 2016.

Income Taxes

The Company is taxed as "C" Corporation for Federal and State and local income tax purposes. As a "C" Corporation, the Company is subject to Federal and State and local income taxes.

In accordance with ASC 740, Income Taxes, the Company is required to disclosed unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the effect of tax positions only when they are more likely than not to be sustained. At June 30, 2016, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

(3) - PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consist of the following at June 30, 2016:

Computer equipment	$ 101,179	
Furniture and fixtures	107,411	
Total cost	$ 208,589	
(less): accumulated depreciation and amortization	(62,692)	
Net book value		$ 145,897
Leasehold improvements	$ 99,773	
(less): accumulated amortization	(27,831)	
Net book value		71,942
Total net book value of fixed assets and leasehold improvements		$ 217,839
Depreciation expense for the year ended June 30, 2016 amounted to		$ 64,280

4) - COMMITMENTS AND CONTINGENCIES

Litigation

Presently, the Company's management is not involved or aware of any litigation. In the ordinary course of business activities broker/dealers are subject to litigation including civil actions and arbitration. The ultimate outcome of potential litigation involving the Company cannot be predicted with certainty. Litigation may have a material adverse effect on the Company's financial position or results of operations.

Leases

The Company leases office space in New York City. The terms of this lease require annual base lease payments as follows:

Year	Annual Base Rent
July 1, 2016 to June 30, 2017	$ 509,671
July 1, 2017 to June 30, 2018	525,408
July 1, 2018 to June 30, 2019	555,425
July 1, 2019 to January 31, 2020	325,044 (lease expiration)

Sub-tenants:

The Company rented unused additional office space to sub-tenants. During the fiscal year ended June 30, 2016, sub-tenant rent amounted to $ 145,400.

5) - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2016 the Company had net capital of $ 1,238,506, which was $ 1,138,506 in excess of its required net capital of $ 100,000. The Company had a percentage of aggregate indebtedness to net capital of 32.70% as of June 30, 2016.

5a) - COMMON STOCK

During the year ended June 30, 2016 there were no changes in the common stock account.

5b) - TREASURY SHARES

There were no treasury shares acquired or issued during fiscal 2016.

5c) - PAID -IN-CAPITAL

Paid-in-capital in the amount of $ 600,000 was added to the Company's capital during the fiscal year ended June 30, 2016. The addition consisted of the cancelation of a $ 100,000 liability to the shareholder which was converted to paid-in-capital plus a shareholder contribution of $ 500,000 in additional paid-in- capital to the Company.

6) - RETIREMENT PLAN

The Company does not presently offer a retirement plan to its employees.

7) - RELATED PARTY TRANSACTIONS

The shareholder had advanced funds to the Company in the amount of $ 100,000 in a previous period. During the current fiscal year that advance was extinguished and converted to Company equity.

8) - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

A cash account held by the Company's clearing broker/ dealer in the amount of $ 1,002,721 has been segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

9) - SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after June 30, 2016 that would require recognition or disclosure in the financial statements.